Exhibit 99.1

Lonza and Benitec Enter Agreement to Develop Scalable AAV Manufacturing Process for ddRNAi Therapeutics

Basel, Switzerland, and Sydney, Australia, 7 October 2015 – Lonza Houston, Inc., a global leader in biological, cell and viral gene therapy manufacturing, and Benitec Biopharma, a clinical stage biotechnology company commercializing a patented gene-silencing technology, DNA-directed RNA interference (ddRNAi), today announced that they have entered into a Manufacturing Services Agreement to develop a scalable manufacturing process for Benitec’s ddRNAi-based, Adeno-Associated Virus (AAV)-delivered products intended for therapeutic use in humans.

This relationship will leverage Lonza’s expertise to facilitate the development of a cost-effective, scalable and robust suspension culture-based manufacturing platform, which is anticipated to enable the production of sufficient material to meet the potential demand for treating diseases that affect millions of people such as hepatitis C.

Benitec’s Vice-President of Manufacturing, Dr. Claudia Kloth, said, “As our lead ddRNAi-based hepatitis C therapy TT-034 continues to advance in clinical studies, Lonza is an ideal partner for us to optimize our large-scale production process based on its solid expertise and track record in process development and production of AAV-based gene therapeutics.”

Andreas Weiler, PhD, Head of Emerging Technologies for Lonza’s Pharma&Biotech segment said, “This agreement with Benitec continues the development of our robust and large-scale AAV platform for the production of AAV-based viral gene therapies. Lonza will utilize our cGMP manufacturing knowledge and world-class quality systems to help Benitec develop these promising novel therapeutics for patients.”

About Lonza

Lonza is one of the world’s leading and most-trusted suppliers to the pharmaceutical, biotech and specialty ingredients markets. We harness science and technology to create products that support safer and healthier living and that enhance the overall quality of life.

Not only are we a custom manufacturer and developer, Lonza also offers services and products ranging from active pharmaceutical ingredients and stem-cell therapies to drinking water sanitizers, from the vitamin B compounds and organic personal care ingredients to agricultural products, and from industrial preservatives to microbial control solutions that combat dangerous viruses, bacteria and other pathogens.

Founded in 1897 in the Swiss Alps, Lonza today is a well-respected global company with more than 40 major manufacturing and R&D facilities and approximately 9,800 full-time employees worldwide. The company generated sales of about CHF 3.64 billion in 2014 and is organized into two market-focused segments: Pharma&Biotech and Specialty Ingredients. Further information can be found at www.lonza.com.

About Benitec Biopharma Limited

Benitec Biopharma Limited is a biotechnology company (ASX: BLT; NASDAQ: BNTCW, NASDAQ: BNTC), which has developed a patented gene silencing technology delivered by gene therapy, called DNA directed RNA interference (ddRNAi) that has the potential to produce 'one-shot' cures for a range of diseases. The company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis C and B, drug resistant lung cancer and wet age-related macular degeneration. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington’s disease, chronic neuropathic pain and retinitis pigmentosa. For more information visit www.benitec.com.

Lonza Contact Information

Lonza Group Ltd	Lonza Group Ltd	Lonza Group Ltd
Head Investor Relations	Head Corporate Communications	Head External Communications
Dirk Oehlers	Dominik Werner	Constance Ward
Tel +41 61 316 8540	Tel +41 61 316 8798	Tel +41 61 316 8840
Fax +41 61 316 9540	Fax +41 61 316 9540	Fax +41 61 316 9840
dirk.oehlers@lonza.com	dominik.werner@lonza.com	constance.ward@lonza.com

Benitec BioPharma Contact Information

Company	Investor Relations – Australia	Investor Relations – U.S.
Carl Stubbings Chief Business Officer Tel: +61 (2) 9555 6986 E: cstubbings@benitec.com	Kyahn Williamson Buchan Consulting Tel: +61 (3) 9866 4722 E: kwilliamson@buchanwe.com.au	Joshua Drumm Tiberend Strategic Advisors Tel: 212-375-2664 E: jdrumm@tiberend.com

Additional Information and Disclaimer

Lonza Group Ltd has its headquarters in Basel, Switzerland, and is listed on the SIX Swiss Exchange. It has a secondary listing on the Singapore Exchange Securities Trading Limited (“SGX-ST”). Lonza Group Ltd is not subject to the SGX-ST’s continuing listing requirements but remains subject to Rules 217 and 751 of the SGX-ST Listing Manual.

Certain matters discussed in this news release may constitute forward-looking statements. These statements are based on current expectations and estimates of Lonza Group Ltd, although Lonza Group Ltd can give no assurance that these expectations and estimates will be achieved. Investors are cautioned that all forward-looking statements involve risks and uncertainty and are qualified in their entirety. The actual results may differ materially in the future from the forward-looking statements included in this news release due to various factors. Furthermore, except as otherwise required by law, Lonza Group Ltd disclaims any intention or obligation to update the statements contained in this news release.